Exhibit 3.4

Amendment to Amended and Restated Bylaws

On March 25, 2003, the Board of Directors amended Section 3.2 of California Independent Bancorp’s Amended and Restated Bylaws as follows:

Section 3.2.            Number of Directors.  The authorized number of directors of the corporation shall not be less than seven (7) nor more than thirteen (13) until changed by an amendment of the articles of incorporation or by a bylaw amending this Section 3.2 duly adopted by the vote or written consent of holders of a majority of the outstanding shares entitled to vote.  The exact number of authorized directors within said range shall be determined by board resolution.